UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 30, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: August 30, 2017
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

CREDIT SUISSE

Pillar 3 and regulatory disclosures

Credit Suisse Group AG

2Q17

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 2Q17
Credit Suisse Group AG

Introduction
General
Other regulatory disclosures
Risk-weighted assets
Credit risk
General
Credit quality of assets
Credit risk mitigation
Credit risk under the standardized approach
Counterparty credit risk
General
Details of counterparty credit risk exposures
Securitization
Securitization exposures in the banking book
Securitization exposures in the trading book
Market risk
General
Market risk under standardized approach
Market risk under internal model approach
Reconciliation requirements
Balance sheet
Composition of BIS regulatory capital
Additional regulatory disclosures
Swiss capital requirements
Leverage metrics
Liquidity coverage ratio
Minimum disclosures for large banks
List of abbreviations

Introduction
General
This report as of June 30, 2017 for the Group is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA). The FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervisions (BCBS) in January 2015. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2016 and 1Q17, the Credit Suisse Annual Report 2016 and the Credit Suisse 2Q17 Financial Report, which includes important information on regulatory capital, risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The information in this report is subject to the same level of internal control processes as the information provided by the Group for its financial reporting. This report has not been audited by the Group’s external auditors.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2016” under www.credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.

Risk-weighted assets
The following table provides an overview of total risk-weighted assets (RWA) forming the denominator of the risk-based capital requirements. Further breakdowns of RWA are presented in subsequent parts of this report.
OV1 – Overview of risk-weighted assets and capital requirements
	Risk-weighted assets				Capital requirement	[1]
end of	2Q17	1Q17	4Q16		2Q17
CHF million
Credit risk (excluding counterparty credit risk)	119,398	119,130	117,325		9,552
of which standardized approach	10,854	10,670	11,916		868
of which internal rating-based approach	108,544	108,460	105,409		8,684
Counterparty credit risk	25,721	28,006	31,859		2,058
of which standardized approach for counterparty credit risk [2]	2,869	3,016	3,214	[3]	230
of which internal model method [4]	22,852	24,990	28,645	[3]	1,828
of which derivatives and SFTs	13,945	14,249	14,871		1,116
Equity positions in the banking book	9,581	10,414	11,183		766
Settlement risk	188	169	279		15
Securitization exposures in the banking book	10,515	10,833	10,089		841
of which ratings-based approach	1,680	1,615	1,500		134
of which supervisory formula approach	4,760	4,852	5,087		381
of which standardized approach/simplified supervisory formula approach	4,075	4,366	3,502		326
Amounts below the thresholds for deduction (subject to 250% risk weight)	11,483	10,856	11,334		919
Total credit risk	176,886	179,408	182,069		14,151
Total market risk	18,049	19,894	23,248		1,444
of which standardized approach	3,597	3,425	3,965		288
of which internal model approach	14,452	16,469	19,283		1,156
Total operational risk	65,983	66,045	66,055		5,279
of which advanced measurement approach	65,983	66,045	66,055		5,279
Floor adjustment [5]	0	0	0		0
Total	260,918	265,347	271,372		20,873
1 Calculated as 8% of risk-weighted assets based on BIS total capital minimum requirements excluding capital conservation buffer and G-SIB buffer requirements.
2 Reported under the current exposure method.
3 Prior period has been corrected.
4
Includes RWA relating to advanced credit valuation adjustment and central counterparties of CHF 8,796 million, CHF 10,740 million and CHF 13,717 million as of the end of 2Q17, 1Q17 and 4Q16, respectively.

5 Credit Suisse is not subject to a floor adjustment because current capital requirements and deductions exceed 80% of those under Basel I.
RWA movements in 2Q17
RWA decreased 2% to CHF 260.9 billion as of the end of 2Q17 compared to CHF 265.3 billion as of the end of 1Q17, primarily driven by a foreign exchange impact, mainly in credit risk, and movements in risk levels, mainly in market risk. These decreases were partially offset by increased resulting from methodology and policy changes in credit risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 60 to 62) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse 2Q17 Financial Report for further information on risk-weighted assets movements in 2Q17.

Credit risk
General
This section covers credit risk as defined by the Basel framework. Counterparty credit risk, including those that are included in the banking book for regulatory purposes, and all positions subject to the securitization framework are presented in separate sections.
> Refer to “Counterparty credit risk” (pages 19 to 26) for further information on the capital requirements relating to counterparty credit risk.
> Refer to “Securitization” (pages 27 to 29) for further information on the securitization framework.
The Basel framework permits banks to choose between two broad methodologies in calculating their capital requirements for credit risk: the standardized approach or the internal ratings-based (IRB) approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The majority of our credit risk is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the investment banking businesses and the private, corporate and institutional banking businesses. The remaining credit risk is with retail counterparties and mostly arises in the private, corporate and institutional banking businesses from residential mortgage loans and other secured lending, including loans collateralized by securities.
Credit quality of assets
The following table provides a comprehensive picture of the credit quality of the Group’s on and off-balance sheet assets.
CR1 – Credit quality of assets
end of	Defaulted exposures	Non- defaulted exposures	Gross exposures	Allowances/ impairments	Net exposures
2Q17 (CHF million)
Loans	2,674	284,112	286,786	(1,325)	285,461
Debt securities	3	14,131	14,134	0	14,134
Off-balance sheet exposures [1]	162	144,594	144,756	(84)	144,672
Total	2,839	442,837	445,676	(1,409)	444,267
4Q16 (CHF million)
Loans	3,269	292,243	295,512	(1,536)	293,976
Debt securities	6	11,217	11,223	0	11,223
Off-balance sheet exposures [1,2]	155	133,877	134,032	(84)	133,948
Total [2]	3,430	437,337	440,767	(1,620)	439,147
1 Revocable loan commitments which are excluded from the disclosed exposures can attract risk-weighted assets.
2 Prior period has been corrected.
The definitions of “past due” and “impaired” are aligned between accounting and regulatory purposes. However, there are some exemptions for impaired positions related to troubled debt restructurings where the default definition is different for accounting and regulatory purposes.
> Refer to “Loans” in “Note 1 – Summary of significant accounting policies” (pages 263 to 265), “Note 19 – Loans, allowance for loan losses and credit quality” (pages 286 to 292) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 and “Note 16 – Loans, allowance for loan losses and credit quality” (pages 107 to 111) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse 2Q17 Financial Report for further information on the credit quality of loans including past due and impaired loans.

The following table presents the changes in the Group’s stock of defaulted loans, debt securities and off-balance sheet exposures, the flows between non-defaulted and defaulted exposure categories and reductions in the stock of defaulted exposures due to write-offs.
CR2 – Changes in stock of defaulted exposures
6M17
CHF million
Defaulted exposures at beginning of period	3,430
Exposures that have defaulted since the last reporting period	559
Returned to non-defaulted status	(617)
Amounts written-off	(26)
Other changes	(507)
Defaulted exposures at end of period	2,839
Credit risk mitigation
We actively mitigate our credit exposure utilizing a variety of techniques including netting and securing positions through collateral, financial guarantees and credit derivatives, primarily through credit default swaps (CDS). Recognizing credit risk mitigation (CRM) against exposures is governed by a robust set of policies and processes that ensure enforceability and effectiveness. We additionally monitor the exposure to credit mitigation providers as part of our overall credit risk exposure monitoring framework.
The following table presents the extent of use of CRM techniques.
CR3 – Credit risk mitigation techniques
	Net exposures			Exposures secured by
end of	Unsecured	Partially or fully secured	Total	Collateral	Financial guarantees	Credit derivatives
2Q17 (CHF million)
Loans	44,245	241,216	285,461	194,420	9,437	126
Debt securities	9,419	4,715	14,134	232	0	17
Total	53,664	245,931	299,595	194,652	9,437	143
of which defaulted	1,187	1,384	2,571	927	99	0
4Q16 (CHF million) [1]
Loans	48,208	245,768	293,976	194,054	8,994	527
Debt securities	6,553	4,670	11,223	291	0	152
Total	54,761	250,438	305,199	194,345	8,994	679
of which defaulted	1,755	1,520	3,275	1,057	44	0
1 Prior period has been corrected.

Credit risk under the standardized approach
Credit risk exposure and CRM effects
The following table illustrates the effect of CRM (comprehensive and simple approach) on the standardized approach capital requirements’ calculations. RWA density provides a synthetic metric on riskiness of each portfolio.
CR4 – Credit risk exposure and CRM effects
	Exposures pre-CCF and CRM			Exposures post-CCF and CRM
end of	On-balance sheet	Off-balance sheet	Total	On-balance sheet	Off-balance sheet	Total	RWA	RWA density
2Q17 (CHF million, except where indicated)
Sovereigns	15,030	0	15,030	15,030	0	15,030	316	2%
Institutions - Banks and securities dealer	75	572	647	75	286	361	96	27%
Institutions - Other institutions	58	0	58	58	0	58	12	20%
Retail	247	131	378	247	131	378	378	100%
Other exposures	11,366	1,655	13,021	11,356	1,655	13,011	10,052	77%
of which non-counterparty related assets	5,173	0	5,173	5,173	0	5,173	5,173	100%
Total	26,776	2,358	29,134	26,766	2,072	28,838	10,854	38%
4Q16 (CHF million, except where indicated)
Sovereigns	16,031	0	16,031	16,031	0	16,031	404	3%
Institutions - Banks and securities dealer	1	572	573	1	286	287	58	20%
Institutions - Other institutions	59	0	59	59	0	59	12	20%
Retail	77	0	77	77	0	77	77	100%
Other exposures	12,942	1,583	14,525	12,932	1,583	14,515	11,365	78%
of which non-counterparty related assets	5,369	0	5,369	5,369	0	5,369	5,369	100%
Total	29,110	2,155	31,265	29,100	1,869	30,969	11,916	38%

Exposures by asset classes and risk weights
The following table presents the breakdown of credit exposures under the standardized approach by asset class and risk weight (RW), which correspond to the riskiness attributed to the exposure according to the standardized approach.
CR5 – Exposures by asset classes and risk weights
	Risk weight
end of	0%	10%	20%	35%	50%	75%	100%	150%	Others	Exposures post-CCF and CRM
2Q17 (CHF million)
Sovereigns	13,449	804	513	0	262	0	2	0	0	15,030
Institutions - Banks and securities dealer	1	0	286	0	71	0	3	0	0	361
Institutions - Other institutions	0	0	58	0	0	0	0	0	0	58
Retail	0	0	0	0	0	0	378	0	0	378
Other exposures	2,977	0	3	0	0	0	10,024	0	7	13,011
of which non-counterparty related assets	0	0	0	0	0	0	5,173	0	0	5,173
Total	16,427	804	860	0	333	0	10,407	0	7	28,838
4Q16 (CHF million)
Sovereigns	13,506	1,753	524	0	248	0	0	0	0	16,031
Institutions - Banks and securities dealer	0	0	286	0	0	0	1	0	0	287
Institutions - Other institutions	0	0	59	0	0	0	0	0	0	59
Retail	0	0	0	0	0	0	77	0	0	77
Other exposures	3,175	0	1	0	0	0	11,330	0	9	14,515
of which non-counterparty related assets	0	0	0	0	0	0	5,369	0	0	5,369
Total	16,681	1,753	870	0	248	0	11,408	0	9	30,969

Credit risk under internal risk-based approaches
Credit risk exposures by portfolio and PD range
The following table shows the main parameters used for the calculation of capital requirements for IRB models.
CR6 – Credit risk exposures by portfolio and PD range
end of 2Q17	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	95,216	584	95,800	86%	95,876		0.03%	66	2%	1.2	640		1%	0	–
0.15% to <0.25%	276	86	362	0%	54		0.22%	8	46%	2.3	26		48%	0	–
0.25% to <0.50%	98	0	98	100%	98		0.37%	17	44%	1.2	45		45%	0	–
0.50% to <0.75%	93	0	93	0%	3		0.63%	18	46%	4.5	3		107%	0	–
0.75% to <2.50%	512	22	534	100%	563		1.10%	20	44%	3.0	585		104%	3	–
2.50% to <10.00%	2,006	6	2,012	61%	325		6.79%	25	42%	3.0	517		159%	9	–
10.00% to <100.00%	74	0	74	0%	3		16.44%	1	41%	2.5	6		222%	0	–
100.00% (Default)	174	0	174	0%	173		100.00%	1	44%	3.7	184		106%	0	–
Sub-total	98,449	698	99,147	85%	97,095		0.24%	156	3%	1.2	2,006		2%	12	0
Institutions - Banks and securities dealer
0.00% to <0.15%	7,137	1,441	8,578	71%	12,878		0.06%	617	50%	1.6	1,614		13%	4	–
0.15% to <0.25%	303	163	466	51%	543		0.22%	83	49%	0.8	231		43%	1	–
0.25% to <0.50%	602	252	854	34%	680		0.37%	149	53%	1.8	437		64%	1	–
0.50% to <0.75%	188	51	239	24%	205		0.60%	118	72%	0.8	245		119%	1	–
0.75% to <2.50%	956	186	1,142	50%	816		1.20%	233	51%	1.7	934		115%	5	–
2.50% to <10.00%	387	258	645	44%	190		7.89%	93	39%	1.8	299		158%	6	–
10.00% to <100.00%	1	24	25	54%	13		26.85%	7	45%	1.3	35		272%	2	–
100.00% (Default)	248	1	249	47%	248		100.00%	11	51%	1.9	263		106%	89	–
Sub-total	9,822	2,376	12,198	70%	15,573		1.86%	1,311	50%	1.6	4,058		26%	109	91
Institutions - Other institutions
0.00% to <0.15%	675	1,730	2,405	100%	1,037		0.05%	342	38%	2.8	160		15%	1	–
0.15% to <0.25%	45	173	218	100%	90		0.19%	117	41%	1.7	31		35%	0	–
0.25% to <0.50%	28	56	84	99%	11		0.37%	23	45%	1.2	6		51%	0	–
0.50% to <0.75%	1	4	5	100%	3		0.58%	82	47%	0.8	2		66%	0	–
0.75% to <2.50%	23	12	35	100%	29		2.05%	30	13%	4.7	11		39%	0	–
2.50% to <10.00%	0	38	38	100%	17		5.17%	3	7%	1.0	4		21%	0	–
10.00% to <100.00%	0	0	0	0%	0		0.00%	0	0%	0.0	0		0%	0	–
100.00% (Default)	5	0	5	100%	5		100.00%	1	44%	1.0	6		106%	0	–
Sub-total	777	2,013	2,790	100%	1,192		0.64%	598	38%	2.7	220		18%	1	0
Corporates - Specialized lending
0.00% to <0.15%	8,443	2,227	10,670	100%	9,448		0.06%	807	29%	2.2	1,634		17%	2	–
0.15% to <0.25%	8,159	1,649	9,808	89%	8,892		0.20%	814	31%	2.4	3,108		35%	5	–
0.25% to <0.50%	4,461	1,340	5,801	91%	5,031		0.37%	535	26%	2.3	1,950		39%	5	–
0.50% to <0.75%	4,631	2,728	7,359	68%	5,458		0.58%	441	25%	2.1	2,190		40%	8	–
0.75% to <2.50%	9,908	2,626	12,534	77%	10,784		1.27%	804	19%	3.0	4,867		45%	27	–
2.50% to <10.00%	1,275	67	1,342	91%	1,300		3.90%	79	9%	3.8	413		32%	5	–
10.00% to <100.00%	41	5	46	20%	42		15.77%	4	34%	1.6	67		161%	2	–
100.00% (Default)	601	21	622	100%	610		100.00%	43	18%	2.2	647		106%	154	–
Sub-total	37,519	10,663	48,182	85%	41,565		2.11%	3,527	25%	2.5	14,876		36%	208	154
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
Total exposures decreased CHF 15.9 billion compared to the end of 4Q16, primarily reflecting decreases in sovereigns and banks and securities dealer, partially offset by an increase in residential mortgages.
8 / 9

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 2Q17	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	14,130	49,153	63,283	58%	38,449		0.07%	2,696	43%	2.4	9,315		24%	10	–
0.15% to <0.25%	6,023	10,911	16,934	67%	10,021		0.21%	1,595	39%	2.3	3,839		38%	8	–
0.25% to <0.50%	5,343	8,327	13,670	57%	8,410		0.37%	1,248	37%	2.4	4,187		50%	11	–
0.50% to <0.75%	4,563	5,674	10,237	63%	6,842		0.61%	1,405	41%	2.5	5,015		73%	18	–
0.75% to <2.50%	12,629	7,727	20,356	67%	16,281		1.42%	2,817	41%	2.3	15,502		95%	95	–
2.50% to <10.00%	5,695	17,058	22,753	48%	11,170		5.35%	1,723	36%	2.6	17,827		160%	220	–
10.00% to <100.00%	1,560	809	2,369	65%	1,798		24.01%	101	11%	2.4	1,422		79%	39	–
100.00% (Default)	1,087	178	1,265	48%	1,154		100.00%	219	39%	1.8	1,223		106%	555	–
Sub-total	51,030	99,837	150,867	58%	94,125		2.69%	11,804	40%	2.4	58,330		62%	956	571
Residential mortgages
0.00% to <0.15%	30,364	1,774	32,138	100%	31,103		0.08%	42,657	15%	2.9	1,778		6%	4	–
0.15% to <0.25%	47,539	2,612	50,151	100%	48,659		0.20%	69,318	15%	3.0	5,786		12%	14	–
0.25% to <0.50%	17,443	1,183	18,626	100%	17,983		0.35%	20,761	17%	2.9	3,443		19%	11	–
0.50% to <0.75%	5,760	914	6,674	100%	5,938		0.58%	8,197	17%	2.7	1,673		28%	6	–
0.75% to <2.50%	4,806	334	5,140	100%	4,950		1.21%	7,793	17%	2.6	2,293		46%	10	–
2.50% to <10.00%	547	13	560	100%	555		4.58%	813	15%	2.3	516		93%	4	–
10.00% to <100.00%	41	0	41	100%	41		17.37%	72	15%	1.9	67		163%	1	–
100.00% (Default)	368	5	373	100%	372		100.00%	294	17%	1.8	395		106%	38	–
Sub-total	106,868	6,835	113,703	100%	109,601		0.62%	149,905	16%	2.9	15,951		15%	88	38
Qualifying revolving retail
0.75% to <2.50%	390	5,628	6,018	0%	410		1.30%	776,968	50%	1.0	102		25%	3	–
10.00% to <100.00%	107	0	107	50%	108		45.00%	88,958	20%	0.2	69		64%	10	–
100.00% (Default)	1	0	1	0%	1		100.00%	211	21%	0.2	1		106%	9	–
Sub-total	498	5,628	6,126	50%	519		10.58%	866,137	44%	0.8	172		33%	22	9
Other retail
0.00% to <0.15%	51,756	105,834	157,590	96%	59,319		0.04%	50,348	63%	1.4	4,932		8%	16	–
0.15% to <0.25%	2,885	8,229	11,114	90%	3,724		0.19%	4,974	44%	1.5	673		18%	3	–
0.25% to <0.50%	2,020	3,702	5,722	89%	1,690		0.37%	4,439	31%	1.5	343		20%	2	–
0.50% to <0.75%	575	772	1,347	82%	692		0.58%	12,116	31%	1.0	179		26%	1	–
0.75% to <2.50%	3,443	1,484	4,927	93%	4,412		1.55%	80,620	47%	1.6	2,462		56%	29	–
2.50% to <10.00%	2,529	1,002	3,531	99%	2,785		5.06%	86,240	39%	3.0	1,714		62%	56	–
10.00% to <100.00%	138	16	154	95%	151		13.31%	272	47%	1.3	141		94%	10	–
100.00% (Default)	251	21	272	86%	195		100.00%	6,130	76%	1.6	207		106%	148	–
Sub-total	63,597	121,060	184,657	95%	72,968		0.64%	245,139	59%	1.5	10,651		15%	265	149
Sub-total (all portfolios)
0.00% to <0.15%	207,721	162,743	370,464	70%	248,110		0.05%	97,533	28%	1.7	20,073		8%	37	–
0.15% to <0.25%	65,230	23,823	89,053	78%	71,983		0.20%	76,909	22%	2.7	13,694		19%	31	–
0.25% to <0.50%	29,995	14,860	44,855	68%	33,903		0.36%	27,172	25%	2.6	10,411		31%	30	–
0.50% to <0.75%	15,811	10,143	25,954	66%	19,141		0.59%	22,377	29%	2.4	9,307		49%	34	–
0.75% to <2.50%	32,667	18,019	50,686	72%	38,245		1.36%	869,285	33%	2.5	26,756		70%	172	–
2.50% to <10.00%	12,439	18,442	30,881	50%	16,342		5.22%	88,976	34%	2.8	21,290		130%	300	–
10.00% to <100.00%	1,962	854	2,816	65%	2,156		24.04%	89,415	15%	2.2	1,807		84%	64	–
100.00% (Default)	2,735	226	2,961	61%	2,758		100.00%	6,910	35%	2.0	2,926		106%	993	–
Sub-total (all portfolios)	368,560	249,110	617,670	69%	432,638		1.19%	1,278,577	28%	2.1	106,264		25%	1,661	1,012
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	40		–	–	–	–	31		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	311		–	–	–
Total (all portfolios and alternative treatment)
Total (all portfolios and alternative treatment)	368,560	249,110	617,670	69%	432,678		1.19%	1,278,577	28%	2.1	106,606		25%	1,661	1,012
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
10 / 11

CR6 – Credit risk exposures by portfolio and PD range
end of 4Q16	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	108,204	1,556	109,760	98%	108,914		0.03%	71	2%	1.3	721		1%	1	–
0.15% to <0.25%	57	661	718	0%	57		0.22%	7	46%	2.7	30		52%	0	–
0.25% to <0.50%	79	0	79	100%	79		0.37%	14	44%	1.5	38		48%	0	–
0.50% to <0.75%	1	0	1	0%	1		0.58%	14	54%	2.4	1		92%	0	–
0.75% to <2.50%	760	54	814	100%	808		1.10%	17	45%	2.5	807		100%	4	–
2.50% to <10.00%	229	8	237	100%	232		6.63%	23	44%	2.8	384		165%	7	–
10.00% to <100.00%	4	0	4	0%	4		20.45%	2	44%	2.2	11		240%	0	–
100.00% (Default)	183	0	183	0%	183		100.00%	2	44%	4.3	194		106%	0	–
Sub-total	109,517	2,279	111,796	98%	110,278		0.21%	150	2%	1.3	2,186		2%	12	0
Institutions - Banks and securities dealer
0.00% to <0.15%	5,928	9,617	15,545	73%	11,951		0.06%	586	49%	2.0	1,759		15%	3	–
0.15% to <0.25%	209	311	520	59%	345		0.22%	72	47%	1.7	188		54%	0	–
0.25% to <0.50%	1,114	118	1,232	26%	1,144		0.37%	163	33%	2.8	483		42%	1	–
0.50% to <0.75%	276	55	331	26%	288		0.60%	140	69%	0.7	319		110%	1	–
0.75% to <2.50%	908	176	1,084	45%	958		1.31%	246	51%	1.4	957		100%	5	–
2.50% to <10.00%	106	220	326	38%	172		7.32%	73	41%	2.2	294		171%	5	–
10.00% to <100.00%	2	12	14	29%	5		21.50%	7	30%	0.3	7		143%	0	–
100.00% (Default)	38	34	72	55%	56		100.00%	9	27%	1.1	60		106%	2	–
Sub-total	8,581	10,543	19,124	72%	14,919		0.65%	1,296	48%	2.0	4,067		27%	17	2
Institutions - Other institutions
0.00% to <0.15%	697	1,815	2,512	100%	1,053		0.05%	357	38%	3.0	165		16%	0	–
0.15% to <0.25%	83	193	276	100%	138		0.17%	120	45%	1.5	50		37%	0	–
0.25% to <0.50%	11	42	53	94%	11		0.37%	21	44%	1.8	7		63%	0	–
0.50% to <0.75%	1	6	7	100%	4		0.58%	88	44%	1.1	2		59%	0	–
0.75% to <2.50%	21	17	38	100%	28		2.05%	30	24%	4.7	22		77%	0	–
2.50% to <10.00%	0	4	4	0%	0		3.25%	3	44%	0.3	0		107%	0	–
10.00% to <100.00%	0	0	0	0%	0		0.00%	0	0%	0.0	0		0%	0	–
100.00% (Default)	14	0	14	100%	14		100.00%	1	44%	1.0	15		106%	0	–
Sub-total	827	2,077	2,904	100%	1,248		1.21%	620	38%	2.8	261		21%	0	0
Corporates - Specialized lending
0.00% to <0.15%	7,878	2,319	10,197	100%	8,907		0.06%	790	29%	2.3	1,547		17%	2	–
0.15% to <0.25%	8,790	1,938	10,728	87%	9,646		0.20%	855	31%	2.3	3,224		33%	6	–
0.25% to <0.50%	5,558	1,308	6,866	87%	6,068		0.37%	544	26%	2.5	2,072		34%	6	–
0.50% to <0.75%	5,122	2,327	7,449	82%	5,982		0.58%	450	24%	2.4	2,388		40%	8	–
0.75% to <2.50%	11,190	3,617	14,807	78%	12,445		1.23%	886	18%	3.0	4,900		39%	29	–
2.50% to <10.00%	957	111	1,068	91%	1,002		4.34%	83	17%	3.7	559		56%	8	–
10.00% to <100.00%	5	1	6	20%	5		14.47%	2	30%	2.1	8		162%	0	–
100.00% (Default)	655	7	662	100%	658		100.00%	39	18%	2.5	698		106%	148	–
Sub-total	40,155	11,628	51,783	86%	44,713		2.10%	3,649	25%	2.5	15,396		34%	207	148
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
12 / 13

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 4Q16	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	13,643	56,782	70,425	55%	40,480		0.07%	2,601	43%	2.5	9,731		24%	11	–
0.15% to <0.25%	3,661	8,797	12,458	68%	7,103		0.21%	1,570	37%	2.4	2,629		37%	5	–
0.25% to <0.50%	4,918	7,231	12,149	56%	7,952		0.37%	1,219	36%	2.5	4,015		50%	10	–
0.50% to <0.75%	4,280	4,328	8,608	65%	5,892		0.61%	1,362	37%	2.5	3,915		66%	13	–
0.75% to <2.50%	12,574	9,000	21,574	65%	16,266		1.40%	2,481	38%	2.6	13,963		86%	82	–
2.50% to <10.00%	5,740	12,258	17,998	50%	11,482		5.02%	1,404	28%	2.9	14,194		124%	167	–
10.00% to <100.00%	1,785	605	2,390	61%	2,138		24.50%	99	12%	2.4	1,652		77%	49	–
100.00% (Default)	1,773	149	1,922	74%	1,836		100.00%	214	37%	1.7	1,947		106%	584	–
Sub-total	48,374	99,150	147,524	57%	93,149		3.51%	10,950	38%	2.5	52,046		56%	921	595
Residential mortgages
0.00% to <0.15%	29,503	1,910	31,413	100%	30,288		0.08%	42,544	15%	2.9	1,590		5%	4	–
0.15% to <0.25%	47,068	2,438	49,506	100%	48,217		0.20%	68,926	15%	3.0	5,241		11%	14	–
0.25% to <0.50%	14,009	666	14,675	100%	14,336		0.37%	19,951	16%	2.8	2,600		18%	9	–
0.50% to <0.75%	5,920	947	6,867	100%	6,103		0.58%	8,510	17%	2.7	1,591		26%	6	–
0.75% to <2.50%	5,087	485	5,572	100%	5,220		1.21%	8,177	18%	2.6	2,231		43%	11	–
2.50% to <10.00%	574	33	607	100%	583		4.58%	857	15%	2.5	498		85%	4	–
10.00% to <100.00%	46	0	46	100%	46		17.22%	79	17%	1.9	76		164%	1	–
100.00% (Default)	244	4	248	100%	247		100.00%	275	16%	1.6	262		106%	22	–
Sub-total	102,451	6,483	108,934	100%	105,040		0.53%	149,319	15%	2.9	14,089		13%	71	26
Qualifying revolving retail
0.75% to <2.50%	460	5,573	6,033	0%	484		1.30%	767,143	50%	1.0	120		25%	3	–
10.00% to <100.00%	101	0	101	71%	101		45.00%	96,875	20%	0.2	65		64%	9	–
100.00% (Default)	1	0	1	0%	1		100.00%	189	20%	0.2	1		106%	8	–
Sub-total	562	5,573	6,135	71%	586		9.01%	864,207	45%	0.9	186		32%	20	8
Other retail
0.00% to <0.15%	51,388	99,504	150,892	89%	54,387		0.04%	50,538	63%	1.4	4,652		9%	15	–
0.15% to <0.25%	4,153	7,223	11,376	73%	4,614		0.21%	4,886	52%	1.5	1,084		23%	5	–
0.25% to <0.50%	6,934	3,703	10,637	93%	7,686		0.31%	8,467	23%	2.3	1,379		18%	6	–
0.50% to <0.75%	1,235	921	2,156	93%	1,448		0.58%	12,037	47%	1.6	560		39%	4	–
0.75% to <2.50%	4,571	1,333	5,904	94%	4,764		1.63%	80,689	48%	1.8	2,890		61%	37	–
2.50% to <10.00%	2,974	576	3,550	96%	3,077		5.28%	85,739	48%	2.7	2,324		76%	78	–
10.00% to <100.00%	317	26	343	91%	322		12.64%	261	57%	1.0	354		110%	23	–
100.00% (Default)	440	25	465	84%	381		100.00%	6,227	75%	1.4	404		106%	168	–
Sub-total	72,012	113,311	185,323	88%	76,679		0.95%	248,844	57%	1.6	13,647		18%	336	168
Sub-total (all portfolios)
0.00% to <0.15%	217,241	173,503	390,744	64%	255,980		0.05%	97,487	26%	1.8	20,165		8%	36	–
0.15% to <0.25%	64,021	21,561	85,582	77%	70,120		0.20%	76,436	22%	2.7	12,446		18%	30	–
0.25% to <0.50%	32,623	13,068	45,691	67%	37,276		0.36%	30,379	24%	2.6	10,594		28%	32	–
0.50% to <0.75%	16,835	8,584	25,419	74%	19,718		0.59%	22,601	28%	2.4	8,776		45%	32	–
0.75% to <2.50%	35,571	20,255	55,826	70%	40,973		1.34%	859,669	31%	2.6	25,890		63%	171	–
2.50% to <10.00%	10,580	13,210	23,790	51%	16,548		5.06%	88,182	31%	2.9	18,253		110%	269	–
10.00% to <100.00%	2,260	644	2,904	61%	2,621		23.68%	97,325	18%	2.1	2,173		83%	82	–
100.00% (Default)	3,348	219	3,567	72%	3,376		100.00%	6,956	36%	1.9	3,581		106%	932	–
Sub-total (all portfolios)	382,479	251,044	633,523	65%	446,612		1.32%	1,279,035	26%	2.1	101,878		23%	1,584	947
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	48		–	–	–	–	23		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	2,135		–	–	–
Total (all portfolios and alternative treatment)
Total (all portfolios and alternative treatment)	382,479	251,044	633,523	65%	446,660		1.32%	1,279,035	26%	2.1	104,036		23%	1,584	947
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
14 / 15

Effect of credit derivatives used as CRM techniques on risk-weighted assets
The following table shows the effect of credit derivatives used as CRM techniques on the IRB approach capital requirements’ calculations.
CR7 – Effect on risk-weighted assets of credit derivatives used as CRM techniques
	2Q17		4Q16
end of	Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
CHF million
Sovereigns - A-IRB	2,439	1,892	2,312	2,062
Institutions - Banks and securities dealers - A-IRB	6,557	3,830	8,687	3,843
Institutions - Other institutions - A-IRB	211	207	251	246
Corporates - Specialized lending - A-IRB	15,968	15,970	15,898	15,898
Corporates without specialized lending - A-IRB	53,701	55,057	50,082	49,116
Residential mortgages	15,135	15,048	13,291	13,291
Qualifying revolving retail	159	162	166	175
Other retail	10,454	10,049	15,995	12,874
Total	104,624	102,215	106,682	97,505
For exposures covered by recognized credit derivatives, the substitution approach is applied. Hence, the risk weight of the obligor is substituted with the risk-weight of the protection provider.
RWA flow statements of credit risk exposures under IRB
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes arising in the ordinary course of business (including new businesses)
Asset quality/Credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from updates to models and recalibrations of parameters
Methodology and policy changes	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements in 2Q17
The following table presents the 2Q17 flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
2Q17	RWA
CHF million
Risk-weighted assets at beginning of period	108,460
Asset size	179
Asset quality	(383)
Model and parameter updates	817
Methodology and policy changes	1,911
Foreign exchange impact	(2,440)
Risk-weighted assets at end of period	108,544
Credit risk RWA under IRB of CHF 108.5 billion was stable compared to the end of 1Q17, primarily driven by an increase resulting from methodology and policy changes and model and parameter updates, mostly offset by a foreign exchange impact.

The increase in methodology and policy changes was mainly related to the phase-in impact from a FINMA requirement to treat share-backed lending without personal guarantees as corporate exposures, which was introduced in 3Q16. The increase in methodology and policy changes was also impacted by an additional phase-in of the multiplier on income producing real estate (IPRE) exposures and an additional phase-in of a multiplier on certain investment banking corporate exposures.
The increase in model updates was mainly due was mainly due to change in the RWA calculation for certain syndicated deals and ship lending exposures.
Specialized lending and equities under the simple risk-weight method
Specialized lending
The following tables show the carrying values, exposure amounts and RWA for the Group’s specialized lending.
CR10 – Specialized lending
end of 2Q17	Remaining maturity	On- balance sheet amount	Off- balance sheet amount	Risk weight		Exposure amount	[1]	RWA	Expected losses
Other than high-volatility commercial real estate (CHF million)
Regulatory categories
Strong	Less than 2.5 years	401	746	50%		855		427	0
	Equal to or more than 2.5 years	180	481	70%		445		311	2
Good	Less than 2.5 years	105	126	70%		198		139	1
	Equal to or more than 2.5 years	445	284	90%		604		544	5
Satisfactory		238	343	115%	[2]	424		494	8
Weak		26	1	250%		9		23	1
Default		173	0	–		0		–	86
Total		1,568	1,981	–		2,535		1,938	103
High-volatility commercial real estate (CHF million)
Regulatory categories
Default		12	0	–		12		0	6
Total		12	0	–		12		0	6

end of 4Q16
Other than high-volatility commercial real estate (CHF million)
Regulatory categories
Strong	Less than 2.5 years	365	745	50%		738		370	0
	Equal to or more than 2.5 years	132	248	70%		269		188	1
Good	Less than 2.5 years	162	256	70%		296		207	4
	Equal to or more than 2.5 years	39	558	90%		389		350	3
Satisfactory		149	185	115%		215		247	6
Weak		27	4	250%		5		11	0
Default		177	0	–		125		–	88
Total		1,051	1,996	–		2,037		1,373	102
High-volatility commercial real estate (CHF million)
Regulatory categories
Default		12	0	–		12		0	6
Total		12	0	–		12		0	6
1 Includes project finance, object finance, commodities finance and IPRE.
2 For a portion of the exposure, a risk weight of 120% is applied.

Equity positions in the banking book
For equity type securities in the banking book, risk weights are determined using the simple risk-weight approach, which differentiates by equity sub-asset types, such as exchange-traded and other equity exposures.
RWA relating to equities under the simple risk-weight approach decreased CHF 1.6 billion compared to the end of 4Q16, mainly due to a reduction in hedge fund and private equity investments.
CR10 – Equity positions in the banking book under the simple risk-weight approach
end of	On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWA
2Q17 (CHF million, except where indicated)
Exchange-traded equity exposures	9	0	300%	9	28
Other equity exposures	2,389	0	400%	2,389	9,553
Total	2,398	0	–	2,398	9,581
4Q16 (CHF million, except where indicated)
Exchange-traded equity exposures	4	0	300%	4	13
Other equity exposures	2,793	0	400%	2,793	11,170
Total	2,797	0	–	2,797	11,183

Counterparty credit risk
General
Counterparty credit risk arises from over-the-counter (OTC) and exchange-traded derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. The subsequent credit risk exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.
We have received approval from FINMA to use the internal model method for measuring CCR for the majority of our derivative and secured financing exposures.
Details of counterparty credit risk exposures
Analysis of counterparty credit risk exposure by approach
The following table provides a comprehensive view of the methods used to calculate CCR regulatory requirements and the main parameters used within each method.
CCR1 – Analysis of counterparty credit risk exposure by approach
end of	Re-placement cost	PFE	EEPE	Alpha used for computing regulatory EAD		EAD post-CRM		RWA
2Q17 (CHF million, except where indicated)
SA-CCR (for derivatives) [1]	5,147	3,453	–	1.0		8,923		2,869
Internal Model Method (for derivatives and SFTs)	–	–	24,572	1.4	[2]	34,400		9,305
Simple Approach for credit risk mitigation (for SFTs)	–	–	–	–		27		0
VaR for SFTs	–	–	–	–		29,731		4,640
Total	–	–	–	–		73,081		16,814
4Q16 (CHF million, except where indicated)
SA-CCR (for derivatives) [1]	13,736	4,645	–	1.0		18,380		3,214	[3]
Internal Model Method (for derivatives and SFTs)	–	–	21,834	1.4	[2]	30,568		10,647	[3]
Simple Approach for credit risk mitigation (for SFTs)	–	–	–	–		69		0
VaR for SFTs	–	–	–	–		26,309	[3]	4,224
Total	–	–	–	–		75,326		18,085
1 Reported under CEM.
2 For a smaller portion of the derivative exposure, an alpha of 1.6 is applied.
3 Prior period has been corrected.
Credit valuation adjustment capital charge
The following table shows the credit valuation adjustment (CVA) regulatory calculations with a breakdown by standardized and advanced approaches.
CCR2 – Credit valuation adjustment capital charge
	2Q17		4Q16
end of	EAD post-CRM	RWA	EAD post-CRM	RWA
CHF million
Total portfolios subject to the advanced CVA capital charge	30,574	7,229	34,192	12,125
of which VaR component (including the 3 x multiplier)	–	2,206	–	4,437
of which stressed VaR component (including the 3 x multiplier)	–	5,023	–	7,688
All portfolios subject to the standardized CVA capital charge	65	111	70	58
Total subject to the CVA capital charge	30,639	7,340	34,262	12,183
RWA decreased CHF 4.9 billion compared to the end of 4Q16, mainly due to a reduction in risk levels resulting from a decrease in exposures and an increase in hedging benefits.

CCR exposures by regulatory portfolio and risk weights – standardized approach
The following table shows a breakdown of CCR exposures calculated according to the standardized approach by portfolio (type of counterparties) and by risk weight (riskiness attributed according to standardized approach).
CCR3 – CCR exposures by regulatory portfolio and risk weights - standardized approach
	Risk weight
end of	0%	10%	20%	50%	75%	100%	150%	Others	Exposures post- CCF and CRM
2Q17 (CHF million)
Retail	0	0	0	0	0	16	0	0	16
Other exposures	27	0	0	0	0	185	0	0	212
Total	27	0	0	0	0	201	0	0	228
4Q16 (CHF million)
Other exposures	69	0	0	0	0	77	0	0	146
Total	69	0	0	0	0	77	0	0	146

CCR exposures by portfolio and PD scale – IRB models
The following table provides all relevant parameters used for the calculation of CCR capital requirements for IRB models.
CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 2Q17	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	2,613	0.03%	70	51%	0.7	175	7%
0.15% to <0.25%	652	0.22%	3	44%	1.0	206	32%
0.25% to <0.50%	80	0.37%	3	31%	1.0	26	32%
0.50% to <0.75%	0	0.63%	2	45%	1.0	0	26%
0.75% to <2.50%	130	1.10%	2	52%	0.1	103	80%
2.50% to <10.00%	0	5.58%	1	52%	1.0	0	201%
10.00% to <100.00%	0	28.23%	1	42%	1.0	0	233%
Sub-total	3,475	0.11%	82	49%	0.7	510	15%
Institutions - Banks and securities dealer
0.00% to <0.15%	18,383	0.06%	484	55%	0.8	2,730	15%
0.15% to <0.25%	1,202	0.22%	115	54%	0.5	492	41%
0.25% to <0.50%	281	0.37%	95	46%	1.1	137	49%
0.50% to <0.75%	166	0.64%	64	55%	0.3	116	70%
0.75% to <2.50%	451	1.18%	125	54%	0.6	440	98%
2.50% to <10.00%	98	5.65%	148	50%	0.8	154	157%
10.00% to <100.00%	3	17.35%	4	41%	1.0	6	207%
100.00% (Default)	0	100.00%	3	52%	1.0	0	106%
Sub-total	20,584	0.13%	1,038	55%	0.8	4,075	20%
Institutions - Other institutions
0.00% to <0.15%	614	0.04%	41	45%	1.5	85	14%
0.15% to <0.25%	20	0.20%	9	41%	3.8	10	50%
0.25% to <0.50%	6	0.37%	2	49%	1.4	4	70%
0.50% to <0.75%	39	0.58%	3	44%	5.1	42	108%
0.75% to <2.50%	0	1.21%	2	44%	4.7	1	130%
2.50% to <10.00%	0	3.25%	1	52%	1.0	0	168%
10.00% to <100.00%	0	28.23%	1	52%	1.0	0	322%
Sub-total	679	0.08%	59	45%	1.8	142	21%
Corporates - Specialized lending
0.00% to <0.15%	148	0.09%	13	72%	4.5	111	75%
0.15% to <0.25%	31	0.22%	32	32%	4.7	13	41%
0.25% to <0.50%	2	0.37%	11	32%	3.8	1	52%
0.50% to <0.75%	18	0.58%	10	34%	5.1	14	75%
0.75% to <2.50%	9	1.06%	22	28%	4.3	6	63%
2.50% to <10.00%	0	5.18%	3	37%	1.7	0	94%
Sub-total	208	0.20%	91	60%	4.5	145	69%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 2Q17	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	33,818	0.05%	10,904	53%	0.6	4,240	13%
0.15% to <0.25%	1,890	0.21%	1,370	47%	2.0	882	47%
0.25% to <0.50%	1,373	0.37%	630	53%	1.1	817	60%
0.50% to <0.75%	480	0.62%	526	51%	2.1	419	87%
0.75% to <2.50%	1,797	1.50%	7,721	61%	1.0	2,401	134%
2.50% to <10.00%	1,110	4.50%	2,710	54%	0.9	2,414	218%
10.00% to <100.00%	46	27.75%	17	23%	1.9	80	173%
100.00% (Default)	39	100.00%	13	45%	1.1	41	106%
Sub-total	40,553	0.39%	23,891	53%	0.7	11,294	28%
Other retail
0.00% to <0.15%	2,834	0.06%	3,095	59%	1.0	306	11%
0.15% to <0.25%	188	0.19%	396	31%	2.7	25	13%
0.25% to <0.50%	68	0.37%	293	18%	1.5	8	12%
0.50% to <0.75%	24	0.58%	977	27%	2.2	5	22%
0.75% to <2.50%	42	1.77%	112	45%	1.1	25	60%
2.50% to <10.00%	3	5.89%	36	53%	1.5	3	85%
10.00% to <100.00%	5	12.70%	6	14%	1.0	1	27%
100.00% (Default)	4	100.00%	1	100%	5.1	4	106%
Sub-total	3,168	0.24%	4,916	56%	1.1	377	12%
Sub-total (all portfolios)
0.00% to <0.15%	58,410	0.05%	14,607	54%	0.7	7,647	13%
0.15% to <0.25%	3,983	0.22%	1,925	48%	1.5	1,628	41%
0.25% to <0.50%	1,810	0.37%	1,034	49%	1.2	993	55%
0.50% to <0.75%	727	0.62%	1,582	50%	1.9	596	82%
0.75% to <2.50%	2,429	1.42%	7,984	59%	1.0	2,976	123%
2.50% to <10.00%	1,211	4.60%	2,899	54%	0.9	2,571	212%
10.00% to <100.00%	54	25.92%	29	23%	1.8	87	162%
100.00% (Default)	43	100.00%	17	49%	1.5	45	106%
Sub-total (all portfolios)	68,667	0.29%	30,077	53%	0.8	16,543	24%
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	–	0	–
Total (all portfolios and alternative treatment)
Total (all portfolios and alternative treatment)	68,667	0.29%	30,077	53%	0.8	16,543	24%
EAD post-CRM decreased CHF 5.0 billion compared to the end of 4Q16, reflecting lower OTC derivatives exposures primarily in corporates without specialized lending and sovereigns. This was partially offset by higher OTC derivatives exposures in banks and securities dealers.

CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 4Q16	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	5,339	0.04%	66	51%	0.9	262	5%
0.15% to <0.25%	62	0.22%	3	44%	1.1	4	7%
0.25% to <0.50%	520	0.37%	4	29%	1.0	157	30%
0.50% to <0.75%	0	0.58%	1	53%	1.0	0	70%
0.75% to <2.50%	139	1.12%	3	52%	0.2	111	80%
2.50% to <10.00%	0	4.13%	2	46%	1.0	0	145%
Sub-total	6,060	0.09%	79	49%	0.9	534	9%
Institutions - Banks and securities dealer
0.00% to <0.15%	16,802	0.06%	506	56%	0.7	3,136	19%
0.15% to <0.25%	771	0.22%	110	54%	0.8	354	46%
0.25% to <0.50%	374	0.37%	95	50%	1.2	219	58%
0.50% to <0.75%	178	0.64%	67	55%	0.3	126	71%
0.75% to <2.50%	534	1.19%	127	51%	0.6	492	92%
2.50% to <10.00%	113	5.43%	128	49%	0.8	183	161%
10.00% to <100.00%	14	16.81%	4	52%	1.0	37	265%
100.00% (Default)	0	100.00%	1	60%	1.0	0	0%
Sub-total	18,786	0.16%	1,038	55%	0.7	4,547	24%
Institutions - Other institutions
0.00% to <0.15%	719	0.04%	46	46%	1.5	101	14%
0.15% to <0.25%	45	0.21%	9	46%	2.4	20	45%
0.25% to <0.50%	5	0.37%	2	49%	1.1	4	68%
0.50% to <0.75%	43	0.58%	5	44%	5.1	46	108%
0.75% to <2.50%	0	1.39%	1	44%	5.1	1	140%
2.50% to <10.00%	0	3.25%	2	47%	1.0	0	138%
Sub-total	812	0.08%	65	46%	1.8	172	21%
Corporates - Specialized lending
0.00% to <0.15%	10	0.09%	13	17%	5.0	2	15%
0.15% to <0.25%	162	0.17%	34	70%	5.0	160	99%
0.25% to <0.50%	10	0.37%	14	32%	4.9	6	57%
0.50% to <0.75%	13	0.58%	13	34%	4.8	9	69%
0.75% to <2.50%	19	1.03%	28	27%	3.9	11	58%
2.50% to <10.00%	0	3.44%	3	47%	2.5	1	132%
Sub-total	214	0.28%	105	60%	4.9	189	87%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 4Q16	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	36,271	0.05%	10,899	50%	0.7	4,562	13%
0.15% to <0.25%	2,098	0.21%	1,321	47%	2.1	994	47%
0.25% to <0.50%	1,883	0.37%	652	55%	1.1	1,150	61%
0.50% to <0.75%	455	0.62%	550	49%	2.1	387	85%
0.75% to <2.50%	1,884	1.42%	1,644	64%	1.1	2,768	147%
2.50% to <10.00%	1,119	4.56%	1,773	50%	1.0	2,194	196%
10.00% to <100.00%	39	28.13%	12	39%	1.0	106	275%
100.00% (Default)	17	100.00%	11	46%	0.9	18	106%
Sub-total	43,766	0.32%	16,862	51%	0.8	12,179	28%
Other retail
0.00% to <0.15%	2,619	0.04%	2,864	39%	1.1	116	4%
0.15% to <0.25%	241	0.19%	364	24%	2.3	25	10%
0.25% to <0.50%	1,083	0.31%	390	20%	1.0	179	17%
0.50% to <0.75%	35	0.58%	781	37%	3.2	11	31%
0.75% to <2.50%	26	1.47%	146	47%	2.1	15	58%
2.50% to <10.00%	3	3.54%	27	57%	0.8	2	85%
10.00% to <100.00%	0	19.31%	4	65%	3.8	1	151%
100.00% (Default)	14	100.00%	8	66%	5.1	15	106%
Sub-total	4,021	0.49%	4,584	33%	1.2	364	9%
Sub-total (all portfolios)
0.00% to <0.15%	61,760	0.05%	14,394	51%	0.7	8,179	13%
0.15% to <0.25%	3,379	0.21%	1,841	48%	2.0	1,557	46%
0.25% to <0.50%	3,875	0.35%	1,157	41%	1.1	1,715	44%
0.50% to <0.75%	724	0.62%	1,417	50%	1.9	579	80%
0.75% to <2.50%	2,602	1.35%	1,949	60%	1.0	3,398	131%
2.50% to <10.00%	1,235	4.64%	1,935	50%	1.0	2,380	192%
10.00% to <100.00%	53	25.06%	20	43%	1.0	144	271%
100.00% (Default)	31	100.00%	20	55%	2.8	33	106%
Sub-total (all portfolios)	73,659	0.26%	22,733	51%	0.8	17,985	24%
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	–	0	–
Total (all portfolios and alternative treatment)
Total (all portfolios and alternative treatment)	73,659	0.26%	22,733	51%	0.8	17,985	24%

Composition of collateral for CCR exposure
The following table shows a breakdown of all types of collateral posted or received by banks to support or reduce the CCR exposures related to derivative transactions or to securities financing transaction (SFTs), including transactions cleared through a central counterparty (CCP).
CCR5 – Composition of collateral for CCR exposure
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received	Fair value of posted collateral
end of	Segregated	Unsegregated	Total	Segregated	Unsegregated	Total
2Q17 (CHF million)
Cash - domestic currency	1	2,463	2,464	0	2,298	2,298	1,355	5,816
Cash - other currencies	1,508	44,789	46,297	735	45,245	45,980	251,554	344,796
Domestic sovereign debt	13	7	20	0	0	0	3,942	921
Other sovereign debt	7,043	7,520	14,563	7,153	2,811	9,964	309,618	214,975
Government agency debt	96	48	144	0	0	0	3,068	6,426
Corporate bonds	1,382	1,781	3,163	109	1,300	1,409	79,955	32,364
Equity securities	1,604	47	1,651	0	1,171	1,171	251,753	62,744
Other collateral	7,330	865	8,195	0	0	0	23,328	31,453
Total	18,977	57,520	76,497	7,997	52,825	60,822	924,573	699,495
4Q16 (CHF million)
Cash - domestic currency	1	2,965	2,966	0	1,322	1,322	917	5,057
Cash - other currencies	1,299	42,166	43,465	1,359	45,839	47,198	272,621	366,533
Domestic sovereign debt	927	2,203	3,130	157	795	952	4,590	1,089
Other sovereign debt	2	7	9	1,596	216	1,812	325,827	218,278
Government agency debt	2,527	289	2,816	0	632	632	1,437	4,510
Corporate bonds	178	146	324	0	0	0	73,059	30,429
Equity securities	7,788	913	8,701	1,606	0	1,606	238,634	65,022
Other collateral	2,503	7,973	10,476	1,055	3,023	4,078	27,759	35,582
Total	15,225	56,662	71,887	5,773	51,827	57,600	944,844	726,500
The fair value of collateral received on SFTs decreased CHF 20.3 billion compared to the end of 4Q16 mainly relating to cash – other currencies and other sovereign debt. The fair value of collateral posted for SFTs decreased CHF 27.0 billion compared to the end of 4Q16 mainly related to cash – other currencies. These changes were primarily due to changes in product portfolios.
Credit derivatives exposures
The following table shows the extent of the Group’s exposures to credit derivative transactions broken down between derivatives bought or sold.
Protection bought decreased CHF 41.2 billion compared to the end of 4Q16 and protection sold decreased CHF 28.1 billion compared to the end of 4Q16 primarily relating to index CDS and single-name CDS.
CCR6 – Credit derivatives exposures
	2Q17		4Q16
end of	Protection bought	Protection sold	Protection bought	Protection sold
Notionals (CHF billion)
Single-name credit default swaps	112.8	93.4	124.6	102.4
Index credit default swaps	105.6	97.0	134.3	123.4
Total return swaps	4.8	2.6	6.7	1.1
Credit options	1.1	0.3	1.6	1.1
Other credit derivatives	53.7	18.0	52.1	11.4
of which credit default swaptions	51.2	15.4	52.1	11.4
of which other credit instruments	2.4	2.6	0.0	0.0
Total notionals	278.0	211.3	319.3	239.4
Fair values (CHF billion)
Positive fair value (asset)	4.1	3.9	4.5	3.6
Negative fair value (liability)	5.7	3.3	5.5	3.7

RWA flow statements of CCR exposures under IMM
The following table presents the 2Q17 flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
2Q17	RWA
CHF million
Risk-weighted assets at beginning of period	14,249
Asset size	792
Credit quality of counterparties	8
Model and parameter updates	(382)
Methodology and policy changess	45
Foreign exchange impact	(767)
Risk-weighted assets at end of period	13,945
CCR RWA decreased slightly in 2Q17, primarily driven by decreases relating to a foreign exchange impact and model and parameter updates, partially offset by increases relating to asset size. The decrease relating to model and parameter updates was mainly due to implementation of a new model for listed derivatives. The increase relating to asset size was primarily due to a reduction in hedge benefit from securitization.
> Refer to “RWA flow statements of credit risk exposures under IRB” (page 16) in Credit risk for the definitions of the RWA flow statements components.
Exposures to central counterparties
The following table provides a comprehensive picture of the Group’s exposure to CCPs.
CCR8 – Exposures to central counterparties
end of 2Q17	EAD (post-CRM)	RWA
CHF million
Exposures to QCCPs (total)	–	1,478
Exposures for trades at QCCPs	17,298	594
of which OTC derivatives	3,723	74
of which exchange-traded derivatives	13,575	516
Segregated initial margin	162	–
Non-segregated initial margin	70	32
Pre-funded default fund contributions	0	852
Exposures to non-QCCPs (total)	–	89
Exposures for trades at non-QCCPs	65	70
of which exchange-traded derivatives	65	70
Pre-funded default fund contributions	0	19

Securitization
Securitization exposures in the banking book
The following table shows the Group’s securitization exposures in its banking book.
Securitization exposures in the banking book where the Group acts as investor decreased CHF 12.7 billion compared to the end of 4Q16, primarily relating to the closure of certain CDO/CLO securitizations.
SEC1 – Securitization exposures in the banking book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q17 (CHF million)
Commercial mortgages	455	0	455	0	0	0	0	0	0
CDO/CLO	4,155	36,691	40,846	1,818	0	1,818	4,218	0	4,218
Other ABS	7,267	319	7,586	0	0	0	9,534	0	9,534
Total	11,877	37,010	48,887	1,818	0	1,818	13,752	0	13,752
of which retained interests	–	–	31,135	–	–	109	–	–	12,447
4Q16 (CHF million)
Commercial mortgages	462	0	462	0	0	0	0	0	0
CDO/CLO	3,221	40,640	43,861	1,823	0	1,823	16,766	0	16,766
Other ABS	6,197	451	6,648	0	0	0	9,723	0	9,723
Total	9,880	41,091	50,971	1,823	0	1,823	26,489	0	26,489
of which retained interests	–	–	31,802	–	–	108	–	–	16,123
Securitization exposures in the trading book
The following table shows the Group’s securitization exposures in its trading book.
SEC2 – Securitization exposures in the trading book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q17 (CHF million)
Commercial mortgages	47	326	373	0	0	0	1,148	96	1,244
Residential mortgages	180	3	183	0	0	0	2,955	7	2,962
Other ABS	0	0	0	0	0	0	480	0	480
CDO/CLO	0	10	10	0	0	0	257	10	267
Nth-to-default	0	616	616	0	0	0	0	0	0
Total	227	955	1,182	0	0	0	4,840	113	4,953
4Q16 (CHF million)
Commercial mortgages	48	294	342	0	0	0	921	136	1,057
Residential mortgages	118	33	151	0	0	0	3,025	70	3,095
Other ABS	0	0	0	0	0	0	509	0	509
CDO/CLO	0	11	11	0	0	0	203	0	203
Nth-to-default	0	640	640	0	0	0	0	0	0
Total	166	978	1,144	0	0	0	4,658	206	4,864

Calculation of capital requirements
The following tables show the securitization exposures in the banking book and the associated regulatory capital requirements.
SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as originator or as sponsor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	IRB RBA	IRB SFA	SA/SSFA	1250% RW	IRB RBA	IRB SFA	SA/SSFA	1250% RW	IRB RBA	IRB SFA	SA/SSFA	1250% RW
2Q17 (CHF million)
Total exposures	30,757	73	120	157	137	414	30,693	0	137	197	3,640	0	1,709	16	291	0	137
Traditional securitization	4,189	73	50	127	62	414	4,025	0	62	197	551	0	772	16	44	0	62
of which securitization	4,189	73	50	127	62	414	4,025	0	62	197	551	0	772	16	44	0	62
of which retail underlying	287	0	17	15	48	319	0	0	48	150	0	0	603	12	0	0	48
of which wholesale	3,902	73	33	112	14	95	4,025	0	14	47	551	0	169	4	44	0	14
Synthetic securitization	26,568	0	70	30	75	0	26,668	0	75	0	3,089	0	937	0	247	0	75
of which securitization	26,568	0	70	30	75	0	26,668	0	75	0	3,089	0	937	0	247	0	75
of which retail underlying	224	0	0	2	0	0	226	0	0	0	71	0	0	0	6	0	0
of which wholesale	26,344	0	70	28	75	0	26,442	0	75	0	3,018	0	937	0	241	0	75
4Q16 (CHF million)
Total exposures	31,406	68	32	305	99	108	31,703	0	99	330	3,769	0	1,241	27	302	0	99
Traditional securitization	3,174	0	32	109	38	108	3,206	0	38	330	297	0	474	27	24	0	38
of which securitization	3,174	0	32	109	38	108	3,206	0	38	330	297	0	474	27	24	0	38
of which retail underlying	0	0	0	0	38	0	0	0	38	123	0	0	474	10	0	0	38
of which wholesale	3,174	0	32	109	0	108	3,206	0	0	207	297	0	0	17	24	0	0
Synthetic securitization	28,232	68	0	196	61	0	28,497	0	61	0	3,472	0	767	0	278	0	61
of which securitization	28,232	68	0	196	61	0	28,497	0	61	0	3,472	0	767	0	278	0	61
of which retail underlying	348	0	0	2	0	0	351	0	0	0	90	0	0	0	7	0	0
of which wholesale	27,884	68	0	194	61	0	28,146	0	61	0	3,382	0	767	0	271	0	61
SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as investor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	IRB RBA	IRB SFA	SA/SSFA	1250% RW	IRB RBA	IRB SFA	SA/SSFA	1250% RW	IRB RBA	IRB SFA	SA/SSFA	1250% RW
2Q17 (CHF million)
Total exposures	7,080	2,277	2,848	239	3	3,086	2,282	7,076	3	632	227	4,075	35	50	18	326	3
Traditional securitization	7,080	2,277	2,848	239	3	3,086	2,282	7,076	3	632	227	4,075	35	50	18	326	3
of which securitization	7,080	2,277	2,848	239	3	3,086	2,282	7,076	3	632	227	4,075	35	50	18	326	3
of which retail underlying	4,422	2,045	2,848	220	0	2,459	0	7,076	0	483	0	4,075	0	38	0	326	0
of which wholesale	2,658	232	0	19	3	627	2,282	0	3	149	227	0	35	12	18	0	3
4Q16 (CHF million)
Total exposures	11,898	1,962	1,929	330	4	3,718	5,443	6,958	4	604	587	3,502	56	48	47	280	4
Traditional securitization	11,898	1,962	1,929	330	4	3,718	5,443	6,958	4	604	587	3,502	56	48	47	280	4
of which securitization	11,898	1,962	1,929	330	4	3,718	5,443	6,958	4	604	587	3,502	56	48	47	280	4
of which retail underlying	5,662	1,938	1,919	206	0	2,766	0	6,958	0	455	0	3,502	0	36	0	280	0
of which wholesale	6,236	24	10	124	4	952	5,443	0	4	149	587	0	56	12	47	0	4
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Market risk
General
We use the advanced approach for calculating the market risk capital requirements for the majority of our market risk exposures. The percentage of RWA covered by internal models as of June 30, 2017 was 80%. In line with regulatory requirements, the standardized measurement method is used for the specific risk of securitization exposures. Aside from securitization exposures the standardized approach is used to determine market risk capital for the remainder of positions of our market risk exposure.
Market risk under standardized approach
The following table shows the components of the capital requirement under the standardized approach for market risk.
MR1 – Market risk under standardized approach
end of	2Q17	4Q16
Risk-weighted assets (CHF million)
Options
Securitization	3,597	3,965
Total risk-weighted assets	3,597	3,965
Market risk under internal model approach
RWA flow statements of market risk exposures under an IMA
The following table presents the 2Q17 flow statement explaining variations in the market risk RWA determined under an internal model approach.
Market risk RWA decreased CHF 2.0 billion in 2Q17, primarily due movement in risk levels, partially offset by increases relating to model and parameter updates and a foreign exchange impact.
MR2 – Risk-weighted assets flow statements of market risk exposures under an internal model approach
2Q17	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total RWA
CHF million
Risk-weighted assets at beginning of period	2,133	4,867	2,549	6,920		16,469
Regulatory adjustment	1,656	(285)	(103)	0		1,268
Risk-weighted assets at beginning of period (end of day)	3,789	4,582	2,446	6,920		17,737
Movement in risk levels	(2,261)	(461)	(456)	(567)		(3,745)
Model and parameter updates	858	64	0	0		922
Methodology and policy changes	(24)	(24)	(278)	(108)		(434)
Foreign exchange impact	(71)	(140)	(73)	(209)		(493)
Risk-weighted assets at end of period (end of day)	2,291	4,021	1,639	6,036		13,987
Regulatory adjustment	(109)	208	337	29		465
Risk-weighted assets at end of period	2,182	4,229	1,976	6,065		14,452
1 Risks not in VaR.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous and current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous and current quarters end (end of day)	For a given component (e.g. VaR) it refers to the RWA that would be computed if the snapshot quarter end figure of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from updates to model parameters and model changes
Methodology and policy changes	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

Internal model approach values for trading portfolios
The following table shows the values (maximum, minimum, average and period ending for the reporting period) resulting from the different types of models used for computing regulatory capital charge at the Group level, before any additional capital charge is applied.
MR3 – Regulatory VaR, stressed VaR and Incremental Risk Charge
in / end of	6M17	2016
CHF million
Regulatory VaR (10 day 99%)
Maximum value	104	190
Average value	58	79
Minimum value	37	47
Period end	61	59
Stressed VaR (10 day 99%)
Maximum value	205	336
Average value	120	171
Minimum value	86	119
Period end	107	144
IRC (99.9%)
Maximum value	272	357
Average value	177	212
Minimum value	131	65
Period end	131	188
During 6M17, stressed VaR decreased, primarily driven by defensive equity positioning and methodology improvements for more complex products. IRC decreases were mainly driven by increased credit protection and methodology improvements in capturing migration risk.
Comparison of VaR estimates with gains/losses
The following chart compares the results of estimates from the regulatory VaR model with both hypothetical and actual trading outcomes.
The key difference between hypothetical P&L and actual P&L is that actual P&L takes into account the P&L from intraday activity while hypothetical P&L does not. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities.
In the 6-month period through ending June 30, 2017, we had no backtesting exceptions in our regulatory VaR model calculated using the subset of actual daily trading revenues.
Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 2Q17, in line with Bank for International Settlements (BIS) industry guidelines, the VaR model is deemed to be statistically valid. Reserves are included within the backtesting process, while fees and commissions are excluded from actual P&L.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using the subset of the actual daily trading revenues.

Reconciliation requirements
Balance sheet
The following table shows the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation. The reference indicates how such assets and liabilities are considered in the composition of regulatory capital.
> Refer to “Principles of consolidation” (page 8) in Linkages between financial statements and regulatory disclosures – Differences between accounting and regulatory scopes of consolidation in the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2016 for information on key differences between the accounting and the regulatory scope of consolidation.
> Refer to “Note 3 – Business developments” (page 97) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse 2Q17 Financial Report for information on changes in the scope of consolidation.
> Refer to “Note 40 – Significant subsidiaries and equity method investments” (pages 383 to 385) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for a list of significant subsidiaries and associated entities.
> Refer to “Liquidity and funding management” (pages 108 to 113) in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 37 – Capital adequacy” (page 372) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2016 for information on restrictions on transfer of funds or regulatory capital.
Balance sheet
	Balance sheet
end of 2Q17	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	110,332	109,836
Interest-bearing deposits with banks	641	1,035
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	129,347	123,472
Securities received as collateral, at fair value	33,385	33,385
Trading assets, at fair value	140,981	135,900
Investment securities	2,281	1,902
Other investments	6,633	6,426
Net loans	273,865	274,398
Premises and equipment	4,525	4,592
Goodwill	4,673	4,673	a
Other intangible assets	195	195
of which other intangible assets (excluding mortgage servicing rights)	67	67	b
Brokerage receivables	40,279	40,245
Other assets	36,274	35,017
of which deferred tax assets related to net operating losses	2,787	2,787	c
of which deferred tax assets from temporary differences	4,755	4,592	d
of which defined-benefit pension fund net assets	1,412	1,412	e
Total assets	783,411	771,076

Balance sheet (continued)
	Balance sheet
end of 2Q17	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Liabilities and equity (CHF million)
Due to banks	17,654	18,354
Customer deposits	356,674	356,781
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,711	30,711
Obligation to return securities received as collateral, at fair value	33,385	33,385
Trading liabilities, at fair value	43,535	43,573
Short-term borrowings	17,237	11,408
Long-term debt	176,700	175,348
Brokerage payables	33,545	33,544
Other liabilities	30,134	24,255
Total liabilities	739,575	727,359
of which additional tier 1 instruments, fully eligible	12,796	12,796	g
of which additional tier 1 instruments subject to phase-out	2,631	2,631	h
of which tier 2 instruments, fully eligible	4,034	4,034	i
of which tier 2 instruments subject to phase-out	3,934	3,934	j
Common shares	102	103
Additional paid-in capital	35,465	35,465
Retained earnings	26,855	26,818
Treasury shares, at cost	(40)	(36)
Accumulated other comprehensive income/(loss)	(18,889)	(18,858)
Total shareholders' equity [1]	43,493	43,492
Noncontrolling interests [2]	343	225
Total equity	43,836	43,717
Total liabilities and equity	783,411	771,076
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of BIS regulatory capital
The following tables provide details on the composition of BIS regulatory capital and details on common equity tier 1 (CET1) capital adjustments subject to phase-in as well as details on additional tier 1 capital and tier 2 capital.
Composition of BIS regulatory capital
end of	2Q17
Eligible capital (CHF million)
Total shareholders' equity (US GAAP)	43,493
Regulatory adjustments	(372)	[1]
Adjustments subject to phase-in	(6,110)	[2]
CET1 capital	37,011
Additional tier 1 instruments	12,220	[3]
Additional tier 1 instruments subject to phase-out	2,631	[4]
Deductions from additional tier 1 capital	(602)	[5]
Additional tier 1 capital	14,249
Tier 1 capital	51,260
Tier 2 instruments	4,034	[6]
Tier 2 instruments subject to phase-out	1,281
Deductions from tier 2 capital	(49)
Tier 2 capital	5,266
Total eligible capital	56,526
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.4 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.8 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 20% of goodwill and other intangible assets (CHF 1.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

The following tables provide details on CET1 capital adjustments subject to phase-in and details on additional tier 1 capital and tier 2 capital. The column “Transition amount” represents the amounts that have been recognized in eligible capital as of June 30, 2017. The column “Amount to be phased in” represents those amounts that are still to be phased in as CET1 capital adjustments through year-end 2018.
Details on CET1 capital adjustments subject to phase-in
end of 2Q17	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount	[2]	Amount to be phased in
CET1 capital adjustments subject to phase-in (CHF million)
Accounting treatment of defined benefit pension plans	–			–		–	600		(600)
Common share capital issued by subsidiaries and held by third parties	–			–		–	45		(45)
Goodwill	4,673	a		(20)	[3]	4,653	(3,722)		(931)	[4]
Other intangible assets (excluding mortgage-servicing rights)	67	b		(5)	[5]	62	(49)		(12)	[4]
Deferred tax assets that rely on future profitability (excluding temporary differences)	2,787	c		–		2,787	(2,230)		(557)	[6]
Shortfall of provisions to expected losses	–			496		496	(396)		(99)	[7]
Gains/(losses) due to changes in own credit on fair-valued liabilities	–			(1,853)		(1,853)	1,483		371	[8]
Defined-benefit pension assets	1,412	e		(337)	[5]	1,075	(860)		(215)	[6]
Investments in own shares	–			5		5	(4)		(1)	[4]
Other adjustments [9]	–			(13)		(13)	10		3	[4]
Amounts above 10% threshold	4,592			(3,356)		1,236	(987)		(249)
of which deferred tax assets from temporary differences	4,592	d		(3,356)	[10]	1,236	(987)		(249)	[6]
Adjustments subject to phase-in to CET1 capital							(6,110)		(2,335)
Rounding differences may occur.
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Represents related deferred tax liability and goodwill on equity method investments.
4 Deducted from additional tier 1 capital.
5 Represents related deferred tax liability.
6 Risk-weighted.
7 50% deducted from additional tier 1 capital and 50% from tier 2 capital.
8 Includes CHF 388 million related to debt instruments deducted from additional tier 1 capital.
9 Includes cash flow hedge reserve.
10
Includes threshold adjustments of CHF (3,800) million and an aggregate of CHF 442 million related to the add-back of deferred tax liabilities on goodwill, other intangible assets, mortgage servicing rights and pension assets that are netted against deferred tax assets under US GAAP.

Details on additional tier 1 capital and tier 2 capital
end of 2Q17	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount
Additional tier 1 capital (CHF million)
Additional tier 1 instruments [2]	12,796	g		(576)	[3]	12,220	12,220
Additional tier 1 instruments subject to phase-out [2]	2,631	h		0		2,631	2,631
Total additional tier 1 instruments							14,851
Deductions from additional tier 1 capital
Goodwill							(931)	[4]
Other intangible assets (excluding mortgage-servicing rights)							(12)	[4]
Shortfall of provisions to expected losses							(49)
Gains/(losses) due to changes in own credit on fair-valued financial liabilities							388
Investments in own shares							(1)
Other deductions							3
Deductions from additional tier 1 capital							(602)
Additional tier 1 capital							14,249
Tier 2 capital (CHF million)
Tier 2 instruments	4,034	i		–		4,034	4,034
Tier 2 instruments subject to phase-out	3,934	j		(2,653)	[5]	1,281	1,281
Total tier 2 instruments							5,315
Deductions from tier 2 capital
Shortfall of provisions to expected losses							(49)
Deductions from tier 2 capital							(49)
Tier 2 capital							5,266
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2 Classified as liabilities under US GAAP.
3 Includes the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments.
4 Net of related deferred tax liability.
5 Primarily includes the impact of the prescribed amortization requirements as instruments move closer to their maturity.
Additional information
end of	2Q17
Risk-weighted assets related to amounts subject to phase-in (CHF million)
Adjustment for accounting treatment of pension plans	763
Defined-benefit pension assets	215
Deferred tax assets	80
Risk-weighted assets related to amounts subject to phase-in	1,058
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
Non-significant investments in BFI entities	3,365
Significant investments in BFI entities	695
Mortgage servicing rights	98	[1]
Deferred tax assets arising from temporary differences	3,800	[1]
Applicable caps on the inclusion of provisions in tier 2 (CHF million)
Cap on inclusion of provisions in tier 2 under standardized approach	101
Cap for inclusion of provisions in tier 2 under internal ratings-based approach	845
1 Net of related deferred tax liability.

Additional regulatory disclosures
Swiss capital requirements
The FINMA circular requires certain additional disclosures for systemically relevant financial institutions and stand-alone banks. The following tables show the capital requirements based on capital ratios and leverage ratio.
> Refer to “Swiss requirements” (pages 55 to 57) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 2Q17 Financial Report for further information on Swiss capital requirements.
Swiss capital requirements and metrics
	Phase-in				Look-through
end of 2Q17	CHF million		in % of RWA		CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	261,580		–		259,999	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	31,870		12.184		37,660	14.485
of which CET1: minimum	15,172		5.8		11,700	4.5
of which CET1: buffer	8,371		3.2		14,300	5.5
of which CET1: countercyclical buffer	481		0.184		480	0.185
of which additional tier 1: minimum	5,755		2.2		9,100	3.5
of which additional tier 1: buffer	2,093		0.8		2,080	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	53,118		20.3		46,538	17.9
of which CET1 capital [2]	36,865		14.1		34,319	13.2
of which additional tier 1 high-trigger capital instruments	7,417		2.8		7,417	2.9
of which additional tier 1 low-trigger capital instruments [3]	4,802		1.8		4,802	1.8
of which tier 2 low-trigger capital instruments [4]	4,034		1.5		0	0.0
Risk-based requirement for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total	14,921	[5]	5.704	[5]	32,183	12.378
Eligible additional total loss-absorbing capacity (gone-concern)
Total	29,487	[6]	11.3		29,065	11.2
of which bail-in instruments	25,031		9.6		25,031	9.6
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 6.2% was reduced by 0.496%, or CHF 1,297 million, reflecting rebates in accordance with article 133 of the CAO.
6
Includes CHF 4,456 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Swiss leverage requirements and metrics
	Phase-in				Look-through
end of 2Q17	CHF million		in % of LRD		CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	909,219		–		906,194	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	31,823		3.5		45,310	5.0
of which CET1: minimum	19,094		2.1		13,593	1.5
of which CET1: buffer	4,546		0.5		18,124	2.0
of which additional tier 1: minimum	8,183		0.9		13,593	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	53,118		5.8		46,538	5.1
of which CET1 capital [2]	36,865		4.1		34,319	3.8
of which additional tier 1 high-trigger capital instruments	7,417		0.8		7,417	0.8
of which additional tier 1 low-trigger capital instruments [3]	4,802		0.5		4,802	0.5
of which tier 2 low-trigger capital instruments [4]	4,034		0.4		0	0.0
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss leverage ratio
Total	16,730	[5]	1.84	[5]	39,692	4.38
Eligible additional total loss-absorbing capacity (gone-concern)
Total	29,487	[6]	3.2		29,065	3.2
of which bail-in instruments	25,031		2.8		25,031	2.8
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 2.0% was reduced by 0.16%, or CHF 1,455 million, reflecting rebates in accordance with article 133 of the CAO.
6
Includes CHF 4,456 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Leverage metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 128) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2016 and “Leverage metrics” (page 63) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 2Q17 Financial Report for further information on leverage metrics.
Reconciliation of consolidated assets to leverage exposure – Phase-in
end of	2Q17
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	783,411
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(12,210)
Adjustments for derivatives financial instruments	87,106
Adjustments for SFTs (i.e. repos and similar secured lending)	(23,788)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	74,700
Total leverage exposure	909,219
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage ratio common disclosure template – Phase-in
end of	2Q17
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	574,214
Asset amounts deducted from Basel III tier 1 capital	(8,403)
Total on-balance sheet exposures	565,811
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	24,313
Add-on amounts for PFE associated with all derivatives transactions	87,461
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	24,833
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(22,819)
Exempted CCP leg of client-cleared trade exposures	(13,223)
Adjusted effective notional amount of all written credit derivatives	193,236
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(185,651)
Derivative Exposures	108,150
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	182,203
Netted amounts of cash payables and cash receivables of gross SFT assets	(31,241)
Counterparty credit risk exposure for SFT assets	9,596
Agent transaction exposures	0
Securities financing transaction exposures	160,558
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	234,946
Adjustments for conversion to credit equivalent amounts	(160,246)
Other off-balance sheet exposures	74,700
Tier 1 capital (CHF million)
Tier 1 capital	51,260
Leverage exposure (CHF million)
Total leverage exposure	909,219
Leverage ratio (%)
Basel III leverage ratio	5.6

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which, beginning in 1Q17, is measured using daily calculations during the quarter rather than the month-end metrics used before. This change in the LCR averaging methodology resulted from updated FINMA requirements that became effective January 1, 2017.
> Refer to “Liquidity metrics” (pages 110 to 111) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2016 and “Liquidity metrics” (pages 51 to 52) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 2Q17 Financial Report for further information on the Group’s liquidity management including high quality liquid assets, liquidity pool and liquidity coverage ratio.
Liquidity coverage ratio
end of 2Q17	Unweighted value	[1]	Weighted value	[2]
High Quality Liquid Assets (CHF million)
High quality liquid assets	159,624		158,797
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	151,856		19,053
of which less stable deposits	151,856		19,053
Unsecured wholesale funding	211,249		83,985
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	32,093		8,023
of which non-operational deposits (all counterparties)	103,267		61,921
of which unsecured debt	12,833		12,833
Secured wholesale funding	–		70,155
Additional requirements	181,427		40,321
of which outflows related to derivative exposures and other collateral requirements	78,286		19,013
of which outflows related to loss of funding on debt products	1,718		1,718
of which credit and liquidity facilities	101,423		19,590
Other contractual funding obligations	77,177		77,177
Other contingent funding obligations	238,491		6,863
Total cash outflows	–		297,554
Cash inflows (CHF million)
Secured lending	140,628		90,958
Inflows from fully performing exposures	61,248		31,216
Other cash inflows	79,132		79,132
Total cash inflows	–		201,306
Liquidity cover ratio
High quality liquid assets (CHF million)	–		158,797
Net cash outflows (CHF million)	–		96,248
Liquidity coverage ratio (%)	–		165
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high quality liquid assets or inflow and outflow rates.

Minimum disclosures for large banks
The following table shows the Group’s minimum disclosure requirements for large banks prepared in accordance with Swiss Capital Adequacy Ordinance (CAO) for non-systemically relevant financial institutions.
Key metrics for non-systemically relevant financial institutions
end of 2Q17	Phase-in
CHF million, except where indicated
Minimum required capital (8% of risk-weighted assets)	20,926
Swiss total eligible capital	56,380
of which Swiss CET1 capital	36,865
of which Swiss tier 1 capital	51,114
Swiss risk-weighted assets	261,580
Swiss CET1 ratio (%)	14.1
Swiss tier 1 ratio (%)	19.5
Swiss total capital ratio (%)	21.6
Countercyclical buffer (%)	0.184
Swiss CET1 ratio requirement (%) [1]	8.384
Swiss tier 1 ratio requirement (%) [1]	10.384
Swiss total capital ratio requirement (%) [1]	12.984
Swiss leverage ratio based on tier 1 capital (%)	5.6
Leverage exposure	909,219
Liquidity coverage ratio (%) [2]	165
Numerator: total high quality liquid assets	158,797
Denominator: net cash outflows	96,248
Reflects the view as if the Group was not a Swiss SIFI. Refer to "Swiss capital requirements and metrics" and "Swiss leverage requirements and metrics" tables for the Swiss SIFI view.
1 The capital requirements are in accordance with Appendix 8 of the CAO, plus the countercyclical buffer.
2 Calculated using a three-month average, which is calculated on a daily basis.

List of abbreviations
A
ABS	Asset-backed securities
A-IRB	Advanced-Internal Ratings-Based Approach
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCF	Credit Conversion Factor
CCP	Central counterparties
CCR	Counterparty credit risk
CDO	Collateralized debt obligation
CDS	Credit default swap
CEM	Current exposure method
CET1	Common equity tier 1
CLO	Collateralized loan obligation
CRM	Credit Risk Mitigation
CVA	Credit valuation adjustment
E
EAD	Exposure at default
EEPE	Effective Expected Positive Exposure
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G-SIB	Global systemically important banks
I
IMM	Internal Models Method
IPRE	Income producing real estate
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LRD	Leverage ratio denominator
O
OTC	Over-the-counter
P
PD	Probability of default
PFE	Potential future exposure
Q
QCCP	Qualifying central counterparty
R
RBA	Ratings-Based Approach
RW	Risk weight
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SFA	Supervisory Formula Approach
SFT	Securities Financing Transactions
SIFI	Systemically Important Financial Institution
SSFA	Simplified Supervisory Formula Approach
T
TLAC	Total loss absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, and other targets and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings, and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com